FOUNDED

2017

ADDRESS

BUILDING 77
BROOKLYN NAVY
YARD

MENU

AMERICAN FOOD,
CRAFT BEERS, DRAFT
BEERS, WINE,
COCKTAILS

MANAGEMENT

FRANTZ METELLUS

CAPITAL REQUIRED

$300,000

USE OF FUNDS

BUILDOUT
EQUIPMENT
WEB DEVELOPMENT
INITIAL INVENTORY
LABOR
TRAINING
CONSULTANT
WORKING CAPITAL

COMPANY ANALYSIS

Rustik Tavern Overview

Rustik 77, LLC (also referred to as 'Rustik Tavern' or 'the Company') will be a unique, inviting and go-to restaurant and bar destination for all patrons within the Brooklyn Navy Yard and surrounding neighborhoods. Founded by Frantz Metellus in 2017, the Company's mission is to provide a wide variety of delicious, convenient, and flavorful food options for their customers in a warm and friendly atmosphere, culminating in a unique and memorable experience for every guest.

Rustik 77 is based off Rustik 471, a fully operational and successful restaurant located at 471 Dekalb Avenue in Brooklyn. Although Rustik 471's concept is more reminiscent of a full-service single location restaurant, Rustik 77 will serve as a fast casual, quick service restaurant concept to appease the palates of Navy Yard employees. Whether lunch, dinner or a refreshing alcoholic beverage after a long day of work, patrons of Rustik Tavern will be able to enjoy an extensive range of delectable food items and beverages with their family, friends and community.

The Company's menu is designed by owner Frantz Metellus and includes signatures such as BBQ ribs, Clermont calamari, steak frites, Butcherboy turkey sliders, salmon burgers, chicken and waffles, fried catfish and much more. In addition, the Company will also have an ample offering of carefully selected draft beers, bottled beers, craft cocktails, wines and other beverages. Patrons will order and pick-up food at the counter.

Rustik Tavern will provide its customers with fresh and high quality food, without the hassle of having to make a reservation and spending hours of their time. Rustik Tavern is convenient for those looking for a quick and delicious meal during their busy day.

Rustik Tavern will be owned and operated by Frantz Metellus, who has decades of experience in cuisine and restaurant management. The Company's requires $300,000 in funding towards the launch of the restaurant.

Market Opportunity

Rustik Tavern will be located within the food court of Building 77, a one million square foot building that is now in the midst of a comprehensive $185 million renovation. Building 77 is expected to add 3,000 jobs and will expand employment in the Navy Yard by more than 40%. This is a significant lunch and dinner crowd that the Company can tap into on a daily basis. Further, there is no other restaurant in the immediate locale that offers a full bar with a wide range of beverages, from craft beers to wines and cocktails. Thus, employees of Navy Yard will be able to blow off a little steam and enjoy a nice time with their colleagues, family or friends upon close of business day in a friendly, welcoming and fun environment that Rustik Tavern will provide.

Business Model

Rustik Tavern will generate revenue from its patrons based on their menu item selections. A breakdown of the menu categories as well as their average price points and direct cost percentages can be seen below:

Figure 1: Price Points & Direct Costs

Menu Items

Rustik Tavern offers a wide lunch and dinner selection. Carefully selected and expertly prepared traditional starters and side dishes accompany its food selections.

Further, the Company will offer a fine selection of soft drinks, beers, wines and cocktails. While benefitting from saving time and not waiting to finish meals at a fine dining restaurant, Rustik Tavern's menu provides consumers with all the freshness of ingredients and quality of service they will find at a high-end restaurant.

Figure 2: Lunch Menu

STARTERS	
Soup of the Day	**Willoughby Wings (6)** BBQ, or buffalo
BBQ Ribs Baby back ribs smothered in our BBQ sauce, served with coleslaw	**Spinach Dip** Served with warm tortilla chips
Clinton Hill Chili Spicy turkey chili	**Clermont Calamari** Fried calamari served with spicy marinara sauce
Shrimp n Chips Fried shrimp served with Rustik fries	**Chicken Tenders**
SALADS	
Classon's Classic Mixed greens, red onions, red peppers, tomatoes, sliced apples, balsamic vinaigrette topped with feta cheese	**Grilled Gates Caesar** Grilled whole Romaine, anchovy Caesar dressing, shaved parmesan & grilled peasant bread
Roasted Beet & Kale Salad Red onions, red wine vinaigrette, fried goat cheese & toasted walnuts	*Add Chicken, Shrimp, Salmon*
BURGERS & SANDWICHES	
Butcherboy Turkey Sliders Blue cheese stuffed ground turkey, tomatoes, sautéed onions & fries	**The Grand Butcherboy Burger** 8oz La Frieda beef blend served with Rustik fries
Salmon Burger Fresh salmon burger topped with garlic soy aioli served with coleslaw & Rustik fries	**Quincy Quesadilla** Cheddar & Monterey jack, salsa *Add Chicken, Shrimp*
Kent Chicken Sandwich Grilled chicken breast, roasted red peppers,	*Add Bacon, Cheddar Cheese, Blue, Gruyere, Mozzarella cheese or Fried Egg to any burger or sandwich*

sautéed onions, & garlic soy aioli

on grilled peasant bread served with kale salad

ENTREES	
Dekalb's Finest Chicken & Waffle	**Fried Catfish**
Deep fried spring chicken, Belgium waffle and honey chipotle syrup	Served with Rustik fries

Pulaski Pasta

Penne pasta, seasonal vegetables tossed in garlic and olive oil, topped with parmesan cheese

Add Chicken, Shrimp, Salmon

SIDES

Rustik Fries, Sweet Potato Fries, Sautéed Vegetables, Mashed Potatoes, Braised Kale, Coleslaw

DESSERTS

Bedford Brownie	**Rustik's Fried Cheesecake**
Triple chocolate fudge served with vanilla ice cream	Deep fried pastry, wrapped cheesecake drizzled with strawberry sauce
Bread Pudding	**Peach Cobbler**
Warm rum raisin challah bread topped with dulce de leche sauce	Cinnamon–spiced peaches, cake crust topped with vanilla ice cream

Figure 3: Dinner Menu

STARTERS

Clifton Crabcake	**Willoughby Wings (6)**
Served with corn relish	BBQ, or buffalo
Cheese/Chacuterie Board	**Shrimp Cocktail**
Served with peasant bread	Salt n Pepper served with cocktail sauce

SMOKED BBQ

Smoked BBQ Chicken	**Smoked BBQ Ribs**
¼ (leg n thigh) & ½ (breast, leg, n thigh)	½ slab & full slab
Smoked Beef Brisket	**Grill-Smoke Salmon**
¼ lb & ½ lb	

BURGERS

Butcherboy Turkey Burger	**The Grand Butcherboy Burger**
Blue cheese stuffed ground turkey, tomatoes,	8oz sirloin blend served with Rustik fries

sautéed onions & fries	
Dekalb's Finest Chicken & Waffle	**Salmon Burger**
Fried chicken, Belgium waffle, & honey chipotle syrup	House made topped with garlic soy aioli served with coleslaw & Rustik fries
SIDES	
Rustik Fries, Sweet Potato Fries, Dirty Seafood Rice, Braised Kale, Coleslaw, Mac-n-cheese, String Beans, Cornbread	
DESSERTS	
Bedford Brownie	**Peach Cobbler**
Triple chocolate fudge served with vanilla ice cream	Cinnamon–spiced, cake crust topped with vanilla ice cream

Figure 4: Drink Menu

ROTATING DRAFTS
12 selections
BOTTLED BEER
26 selections
SIGNATURE COCKTAILS
6 selections
WINES
11 selections

Value Proposition

Rustik Tavern has a simple formula of offering fresh, flavorful, appetizing, and fairly priced meals to their guests coupled with a superior emphasis on quality and customer service. The Company's flavorful menu is prepared quickly, letting customers enjoy truly delicious and fresh foods within minutes at affordable price points.

Figure 5: Value Proposition

INDUSTRY ANALYSIS

Industry Overview

Rustik Tavern competes in the Quick Service and Fast Casual Restaurant industry that consist of establishments where patrons pay for quick-service food products before eating. Purchases may be consumed on-site, taken out, or delivered.

Figure 6: Industry Snapshot

REVENUE TRENDS

Over the past five years, the Quick Service Restaurants industry has performed relatively well, in comparison with other businesses in the hospitality sector, due to their competitive price points and the extra convenience they offer. The industry is expected to be marginally better off over the next five years as the domestic economy improves and consumers continue to seek high quality and convenient meal options, which bodes well for Rustik Tavern. As plenty of opportunities remain for new fast food concepts and products, the industry's long era of growth is far from over. As a result of these trends, industry revenue is expected to grow at an annualized rate of 2.0% over the five years to 2021 to $252.4 billion.

Industry revenue has grown at an average annual rate of 2.5% to $228.2 billion over the past five years to 2016, with estimated growth of 2.0% annually to $252.4 billion by 2021. The industry is expected to grow substantially in terms of increasing revenues over the next five years as the domestic economy improves and consumers continue to seek increasingly convenient meal selections. No severe revenue declines are expected to occur in the coming five years and casual restaurants will continue to operate in a steady growth environment as not many segments of the industry are reaching a saturation point. Successful operators have adapted to changing consumer preferences as the relatively new concept of fast casual restaurants evolves to include a wider competitive price points, healthier menu options, and a casual dining environment.

GROWTH IN FAST CASUAL SEGMENTS

Rustik Tavern is specifically incorporating a delicious and wide food and beverage menu with a large variety of options in a fast casual environment. The new fast food segment known as "fast-casual" has thrived through its offering of food and a dining atmosphere that is superior to fast food chains while maintaining significantly lower price points and wait times than casual and fine dining facilities.

Industry data shows that customer preferences have moved significantly towards fast casual chains that provide a high quality, fast, and affordable dining experience versus fast food chains. Fast casual restaurants were one of two restaurant categories (besides fine dining) that posted revenue and establishment growth throughout 2015, with revenue growth of 8% over the last year.

The segment has tripled its market share over the past decade. Large players have also obtained a prominent position in the restaurant market, with fast casual chains Panera Bread Co. and Chipotle exceeding $1.5 billion during 2013, with each firm raising revenue in excess of 10% over the prior year. This rapid expansion has occurred within an industry that has remained stagnant over the past five years.

IMPROVED CONSUMER SPENDING

The industry comprises of establishments where consumers pay for quick-service food products that are consumed on-site, taken out, or delivered. As a consumer focused industry, fast casual restaurants rely heavily on levels of consumer spending and confidence. Over the past five years, consumer spending has increased at an annual rate of 2.2% on average. As a result, this increase in consumer spending has spurred consumers to flock to fast casual restaurants throughout the period, as they provided convenient meals at competitive price points. Although the Company will provide the highest quality food, it will do so at competitive prices and medium portion sizes in order to compete with existing industry operators. Although the company's price points will be competitive, the primary reason that patrons will come back to the restaurant will be because of the Company's professional customer service and consistently high standard of food.

CONSUMER TRENDS

Over the past five years, fast food and fast casual operators have performed with varying degrees of success depending on the products they offer and their method of service. Time and value have become the most important factors in customer spending in recent years with many opting for on-line retail over time-consuming traditional retail. Dining patterns have followed this with many customers choosing fast casual dining over traditional high-end full service restaurants. Consequently, the total number of industry establishments has increased at an average annual rate of 2.2% over the past five years to 208,392 locations.

INDUSTRY OUTLOOK

The Fast Casual Restaurants industry will continue to play an influential role in the United States food services sector over the next five years. The industry's ability to provide convenient and customizable food at a competitive price points in a casual ambiance will remain popular, especially with consumers seeking affordable and quick food options.

Products and Services Overview

The Fast Casual Restaurants industry is segmented based on the main type of food served. The diverse nature of the industry means many restaurants do not fit neatly into one category. For example, many prominently burger chains also serve chicken or Mexican-based dishes. Fusion cuisine, which combines elements of different culinary traditions, has become increasingly popular. This is increasingly the case as fast casual operators chase increasingly fragmented consumer segments. Also, breakfast has become an increasingly lucrative segment of the fast casual industry as operators deal with stagnant sales in the lunch and dinnertime slots. Given these considerations, below is a break up of the restaurants by their main product offering:

Figure 7: Products and Services Segmentation

BURGERS

Burgers are almost synonymous with quick service and top 50 fast food chains are dominated by restaurants specializing in burgers. Burgers are heavily immersed into American culture and have therefore been a major driver of the industry's growth over the past half-century. Over the past few decades, American restaurants have increased their hold of the entire food-service market due to the growth of chains. However, over the past five years many traditional burger chains have struggled with flat or declining sales as consumers move away from generic brands toward niche or gourmet offerings. These establishments place an emphasis on food quality and customizable burgers, which has been the best performing part of this segment over the past five years.

CHICKEN

Chicken has long been a popular fast casual menu item and the majority of non-chicken chains now dedicate growing menu space to chick items due to the meat's perceived health benefits. Chicken wraps and chicken salads have been used by major burger chains as a way to combat consumer unrest about unhealthy fast food.

OTHER

Establishments outside of the aforementioned product segments comprise a range of different food options, performing with vary degrees of success over the past five years. Restaurants in this product segment include fast casual concepts, traditional quick service restaurants, as well as establishments serving but one item that may have local or regional popularity, but does not translate well to a national audience. Seafood concepts, for example, are prominent in coastal regions where fresh seafood is amply available, and where seafood factors largely into consumers' daily diets. Fast casual concepts such as those serving highly specific offerings, such as salad, are also included in the other category, and have performed well over the five-year period. Lastly, quick-service concepts that do not fall under any specific category, such as those that offer a range of sandwiches and other items, are also included in this segment.

MARKET ANALYSIS

Market Overview

The major markets for the Quick Service Restaurants industry can be segmented based on a number of factors including income, age, geographic location and family structure. Consumption patterns of fast food differ from full-service restaurants where income is a more important determinant of demand. According to a 2011 study by the University of California, Davis, people's visits to fast food restaurants increase with their incomes up to a certain point. However, as household income reaches a certain level (about $60,000 to $70,000), visits to fast food restaurants decline, and are replaced by full-service and fast-casual establishments at higher prices.

Figure 8: US Quick Service Restaurant Market Segmentation (IBISWorld)

TRENDS WITHIN THE FAST CASUAL SEGMENT

Market consumers have become increasingly focused on better quality foods: in a survey by research firm Mintel, nearly 38% of consumers would visit fast casual restaurants if they had higher quality, fresher ingredients.

Figure 9: Fast casual visitation motivators, November 2015 (Mintel)

Chicken and salad are the two most popular fast casual concepts, especially appealing amongst women and the younger generation. Salads particularly cash in on important consumer trends like the use of natural and fresh ingredients and the growing interest in vegetables as a whole.

Figure 10: Fast casual cuisine interest, November 2015 (Mintel)

Because of their focus on higher-quality ingredients, fast casuals are by definition more expensive than fast food restaurants. While this may alienate those in the lowest income bracket, it does not deter most other diners. In fact, 30% of consumers agree that fast casuals are a better value than fast food restaurants and that the quality of fast casuals justifies the price.

Restaurant design affects the entire ambiance and thus the diner experience. Fast casuals tend to be a bit more ahead on design trends than other restaurants are, and their open kitchens are appealing to consumers. Open kitchens represent transparency, as diners can actually see their food being prepared and rest assured they aren't getting a precooked entree. 23% of consumers enjoy fast casuals with an open kitchen.

Figure 11: Fast casual statement agreement, November 2015 (Mintel)

Market Demographics

BUILDING 77, BROOKLYN NAVY YARD

Market analysis has been calculated using data from Esri in a 1, 2, and 3-mile radius of Building 77, Brooklyn, NY 11205. The map below shows each radius based on these criteria:

Figure 12: Building 77 Geographic Reference Area (Esri)

MARKET OVERVIEW

Located at the corner of Vanderbilt and Flushing Avenues at the Brooklyn Navy Yard, Building 77 is a one-million square foot building that will be coming online in Q1 2107. Building 77 is now in the midst of a comprehensive $185 million renovation that will transform the building into a state of the art industrial/manufacturing, tech and design hub. When completed in early 2017, Building 77 will add 3,000 jobs and will expand employment at the Navy Yard by more than 40%.

Building 77 represents one of the first opportunities in years where the Yard will have significant space to accommodate the growth of existing businesses or provide a home to new businesses. The 16-story building, which includes a 60,000 square-foot ground floor public food manufacturing hub, will serve as a public gateway to the Yard, and the central gathering point for Yard businesses, employees and their guests. New York institutions Brooklyn Brewery and Russ & Daughters recently signed on to be ground floor anchor tenants and the Company will lease smaller secure a smaller location in the ground floor to enhance and compliment the food and beverage offerings.

Figure 13: Upcoming developments around Building 77

The Company is positioned to grow and see increasing number of businesses and their workers frequent its restaurant as the area around Building 77 develops. Employment at the Yard will more than double in the next few years, jumping from 7,000 to 16,000 by 2020 and the Company will provide its food to those employed around the area.

Building 77: The reactivation of this 1,000,000-square-foot building is the largest development project at the Yard in generations. The building will be the new public gateway to the Yard with a 60,000 square foot public food manufacturing hub on the ground floor. **Job creation total: 3,000**

Dock 72: Breaking ground in May 2016, the 675,000-square-foot building is being developed by Boston Properties and Rudin Management, with We Work as the anchor tenant. **Job creation total: 4,000**

Green Manufacturing Center: Now complete, this fully renovated, state-of-the-art modern industrial manufacturing facility will serve as the new home of Crye Precision, New Lab, Brooklyn Roasting Company, and a soon-to-be-announced fourth tenant. **Job creation total: 800**

Admirals Row: This project will bring a Wegmans supermarket, local retail, and 126,000 sq. ft. of industrial space to the Yard. **Job creation total: 1200**

As each of these new buildings is within close proximity of the Company, workers from each of these buildings will find themselves coming to the restaurant for their daily meals.

Market Statistics

POPULATION SUMMARY

As a whole, the area around Building 77 highlights an affluent population with stable income levels that creates a growing market opportunity for the Company. The five-year projection for the population in the area is 1,282,737 representing a change of 1.02% annually from 2016 to 2021. Currently, the population is 47.6% male and 52.4% female. The median age in this area is 34.2, compared to U.S. median age of 38.0.

Figure 14: Demographic Summary for Building 77, 8th Ave, Brooklyn, NY 11205; 1, 2, 3 Mile Breakdown

Population	1 mile	2 mile	3 mile
2000 Population	102,370	554,604	1,098,143
2010 Population	112,577	580,901	1,145,427
2016 Population	121,899	625,595	1,219,437
2021 Population	128,764	661,274	1,282,737
2000-2010 Annual Rate	0.95%	0.46%	0.42%
2010-2016 Annual Rate	1.28%	1.19%	1.01%
2016-2021 Annual Rate	1.10%	1.12%	1.02%
2016 Male Population	47.8%	47.7%	47.6%
2016 Female Population	52.2%	52.3%	52.4%
2016 Median Age	29.5	34.1	34.2

The statistics below highlight a growing population in the Company's target market. As the number of people within a 3-mile distance from the Company increase, the Company is sure to see more customers.

Figure 15: Population Summary for Building 77, 8th Ave, Brooklyn, NY 11205; 1, 3 Mile Breakdown

3-Mile Breakdown	2016		2021	
Population By Age	Number	Percentage	Number	Percentage
Total	1,219,437	100.0%	1,282,737	100.0%
0 - 4	70,490	5.8%	74,981	5.8%
5 - 9	61,435	5.0%	61,311	4.8%
10 - 14	57,433	4.7%	57,208	4.5%
15 - 19	66,858	5.5%	64,916	5.1%
20 - 24	104,455	8.6%	98,287	7.7%
25 - 29	138,425	11.4%	146,125	11.4%
30 - 34	131,868	10.8%	139,814	10.9%
35 - 39	100,885	8.3%	112,913	8.8%
40 - 44	81,335	6.7%	88,947	6.9%
45 - 49	70,619	5.8%	73,176	5.7%
50 - 54	67,992	5.6%	68,183	5.3%
55 - 59	65,772	5.4%	66,036	5.1%
60 - 64	58,925	4.8%	63,852	5.0%
65 - 69	48,349	4.0%	53,992	4.2%
70 - 74	35,281	2.9%	44,322	3.5%
75 - 79	24,577	2.0%	29,744	2.3%
80 - 84	16,608	1.4%	19,152	1.5%
85+	18,131	1.5%	19,779	1.5%

HOUSEHOLD INCOME SUMMARY

The statistics below highlight the income profiles of the people within the Company's target market. Current median household income is $57,584 in the area, compared to $54,149 for all U.S. households. Median household income is projected to be $66,458 in five years, compared to $59,476 for all U.S. households.

Current average household income is $97,984 in this area, compared to $77,008 for all U.S. households. Average household income is projected to be $106,457 in five years, compared to $84,021 for all U.S. households.

Current per capita income is $42,584 in the area, compared to the U.S. per capita income of $29,472. The per capita income is projected to be $46,028 in five years, compared to $32,025 for all U.S. households.

Figure 16: Income Summary for Building 77, 8th Ave, Brooklyn, NY 11205; 1, 2, 3 Mile Breakdown

Median Household Income	1 mile	2 miles	3 miles
2016 Median Household Income	$44,654	$51,766	$57,584
2021 Median Household Income	$49,127	$58,377	$66,458
2016-2021 Annual Rate	1.93%	2.43%	2.91%
Average Household Income	$77,908	$87,988	$97,984
2016 Average Household Income	$84,994	$96,163	$106,457
2021 Average Household Income	1.76%	1.79%	1.67%
2016-2021 Annual Rate	$28,712	$36,952	$42,584
Per Capita Income	$31,270	$40,251	$46,028
2016 Per Capita Income	1.72%	1.73%	1.57%
2021 Per Capita Income	1 mile	2 miles	3 miles
2016-2021 Annual Rate	$44,654	$51,766	$57,584

Figure 17: Household by Income Summary for Building 77, 8th Ave, Brooklyn, NY 11205; 1, 3 Mile Breakdown

3-Mile Breakdown	2016		2021	
Household By Income	Number	Percentage	Number	Percentage
Household	517,903	100%	543,458	100%
<$15,000	86,232	16.7%	87,998	16.2%
$15,000-$24,999	47,884	9.2%	47,191	8.7%
$25,000-$34,999	45,384	8.8%	58,649	10.8%
$35,000-$49,999	53,518	10.3%	30,775	5.7%
$50,000-$74,999	68,286	13.2%	64,965	12.0%
$75,000-$99,999	54,524	10.5%	61,440	11.3%
$100,000-$149,999	68,239	13.2%	83,157	15.3%
$150,000-$199,999	35,879	6.9%	44,132	8.1%
$200,000+	57,958	11.2%	65,151	12.0%

CONSUMER SPENDING SUMMARY

The statistics provided below breakdown consumer spending on at home and food away from home for the indicated area. As a whole, food away from home accounts for around 4.8% of their total expenditures for most households. Within a 3-mile radius alone, people spend around $3,312,385,222 on food away from home.

Figure 18: Food Expenses Summary for Building 77, 8th Ave, Brooklyn, NY 11205; 1, 2, 3 Mile Breakdown

3 Mile Breakdown	Spent	Total	Percent
Total Expenditures	$84,128.02	$43,570,996,763	100.0%
Food	$10,456.02	$5,415,306,548	12.4%
Food at Home	$6,395.64	$3,312,385,222	7.6%
Food Away from Home	$4,060.38	$2,102,921,326	4.8%
Alcoholic Beverages	$705.27	$365,267,022	0.8%

COMPETITIVE ANALYSIS

Competitive Overview

Rustik Tavern will be competing with highly rated eating establishments in Brooklyn. These restaurants include Gentleman's Farmer Fort Greene, Bar Bolinas and Soco.

Figure 19: Gentleman's Farmer Fort Greene

	Gentlemen's Farmer Fort Greene
Website / Contact Info	www.gentlemanfarmernyc.com 378 Myrtle Ave Brooklyn, NY
Hours	Monday-Thursday: 5pm–10:30pm Friday: 5pm-11pm Saturday: 11am–11pm Sunday: 11am-10pm
Menu / Price Points	**Brunch:** Starters, Soups & Salads (7 choices, $9-$15), Sandwiches & Mains (15 choices, $14-$18), Wine (White, Sparkling, Rose, Dessert, Red) **Lunch**: $15 Happy Hour Special, Cheese Board 4 for $20, $29 Happy Hour Prix Fixe **Dinner**: Appetizers (15 choices, $9-$21), Mains (10 choices, $21-$34) **Wine:** White (13 choices), Sparkling (3 choices), Rose (1 choice), Dessert (4 choices), Red (18 choices)
Review	**Yelp**: 4.6 stars, 62 reviews **Google**: 4.6 stars, 28 reviews

Figure 20: Bar Bolinas

	Bar Bolinas
Website / Contact Info	www.barbolinas.com 455 Myrtle Ave Brooklyn, NY 11205
Hours	Mon – Fri: 5pm-11pm Sat – Sun: 10am-11pm
Menu / Price Points	**Brunch**: Snacks (2 choices, $5), Brunch Plates (10 choices, $8-$16), Lunch Plates (5 choices, $12-$16) **Dinner**: Snacks (7 choices, $5-$12), Plates (11 choices, $10-$26), Veggies (4 choices, $8-$10), Desserts (3 choices, $8) **Drinks**: Cocktails (7 choices), Draught Beer (4 choices), Bottle/Can (2 choices), Bubbles (2 choices), Rose (1 choice), White (3 choices), Red (3 choices)
Review	**Yelp**: 4.3 stars, 60 reviews **Google:** 4.6 stars, 23 reviews

Figure 21: Soco

	Soco
Website / Contact Info	www.socobk.com 509 Myrtle Ave Brooklyn, NY 11205
Hours	Sun: 12pm-11pm Mon: Closed Tues - Thurs: 12pm-11pm Fri & Sat: 12pm-1am Intermission from 3:30pm-5pm daily
Menu / Price Points	**Brunch**: 5 choices, $16-$18 **Lunch**: 5 choices, $12-$29 **Dinner**: 5 choices, $15-$26
Review	**Yelp**: 3.9 stars, 1,407 reviews **Google:** 4.1 stars, 290 reviews

MARKETING PLAN

Marketing Overview

Rustik Tavern will engage in a variety of online and offline marketing tactics in order to attract new customers and grow its client base in Brooklyn and beyond.

Online Marketing: The Company's marketing strategy will include online avenues such as the establishment and maintenance of social media accounts on Facebook and Instagram; seamless website design; frequent e-mail blasts to a growing subscriber base; and generating positive reviews on Google, Yelp, and other review platforms.

Offline Marketing: The Company will also pursue traditional marketing routes targeting the local Brooklyn Navy Yard community, including generating word-of-mouth referrals, running ads in local publications, partnering with local businesses, and grass roots marketing.

By combining these offline and online channels of marketing, Rustik Tavern will establish itself as the premier restaurant in Navy Yard.

SMART Goals and Objectives

The end objective of Rustik Tavern's marketing plan is to create market awareness for its food and beverage offerings and enhance the Company's overall brand. To do so, the Company will set **SMART** marketing goals that will be clear and achievable. Each goal should be:

- **S**pecific (Significant, Stretching)

- **M**easurable (Meaningful, Motivational)

- **A**chievable (Agreed Upon, Attainable, Achievable, Acceptable, Action-Oriented)

- **R**ealistic (Relevant, Reasonable, Rewarding, Result-Oriented)

- **T**ime-bound (Time-based, Timely, Tangible, Trackable)

An overview of the marketing channels under consideration are outlined in the figure below:

Figure 22: Company Marketing Strategy

Online Marketing

SOCIAL MEDIA

Rustik Tavern will develop a solid presence on social networking sites, including Yelp, Facebook, LinkedIn, Instagram:

- Social media pages – an effective and inexpensive form of marketing - will serve as an online hub for Rustik Tavern, populated with images, news, blog posts, and more.

- The Company will regularly create diverse content on a planned basis. Content will include pictures and videos of food items.

- The Company will engage in meaningful communication with existing and prospective clients.

- Content will be optimized to align with SEO and PPC strategies.

- Metrics such as click rates, page visits, and more will be tracked to determine if goals have been effectively met.

- Social media marketing will be evaluated regularly to measure ROI and adjusted accordingly.

SEARCH ENGINE OPTIMIZATION (SEO)

Rustik Tavern will implement an aggressive search engine optimization (SEO) strategy, in which the Company will optimize content using keywords related to its menu offerings:

- Internet searches are by far the most common activity on the Internet.

- Therefore, it is crucial for Rustik Tavern to appear among the top results when a customer searches for keywords related to "Navy Yard restaurant," "best burgers in Navy Yard," and "local craft beer restaurants near me."

- Rustik Tavern can appear higher on search lists by mentioning these related keywords throughout its website and social media accounts.

- By optimizing its content, Rustik Tavern's website will rank higher on Google, Bing and Yahoo search engines and become more visible to potential customers.

Furthermore, Rustik Tavern will pursue a SEO strategy on a local level.

- On Google's first search page, three local companies will appear depending on how strongly related the company is to the search term. For example, when Googling "American food in Navy Yard," the three most relevant and/or popular local businesses appear near the middle of the page.

- In order to appear on this list and push out local competition, Rustik Tavern will pursue optimized keyword usage throughout its content.

- Furthermore, the more online reviews the Company receives, the higher it will rank on the list itself. Thus, Rustik Tavern will look to source positive reviews through quality food and service provided.

WEBSITE AND E-MAIL LISTS

Rustik Tavern will develop a new website to highlight the Company's restaurant and food:

- On the website, potential guests can view pictures of the establishment and browse through menu items in a virtual gallery.

- The website will also have contact information and hours of operations, so that patrons can contact the company for anything.

- The website will include an "About Us" section detailing the Company's history and value proposition.

- The website will also be a great opportunity for customer feedback and interaction. In the website, there will be a feedback mechanism for concerns, comments, and questions.

- Potential customers will be prompted to input their email when providing comments, which can then be used to send out periodic emails regarding special promotions, news, updates, and reminders.

Offline Marketing

WORD OF MOUTH & REFERRALS

Positive client testimonials and reviews are one of the strongest forms of marketing and can be a key decision point for many potential clients. Rustik Tavern will go viral if it can prove to customers the value of restaurant, relative to other competitors. The Company will encourage referrals and positive word-of-mouth through high-quality customer service and food.

LOCAL ADVERTISING AND STRATEGIC PARTNERSHIPS

As a relationship-based business, Rustik Tavern will benefit from forming strategic partnerships with local organizations and publications in the Brooklyn area.

- The Company aims to partner with key local publications to enhance the local appeal of the restaurant.

- The Company will also partner with local businesses and vendors, ensuring that they receive the most market competitive price for services and ingredients.

- Further, the Company will advertise using traditional outlets like print flyers, banners, and attractive signage, as the budget allows.

- The Company will pursue grassroots marketing by integrating itself within the Brooklyn community. The Company will hire local labor to hand out menus and flyers to locals.

OPERATIONS PLAN

Operational Structure

Ownership and Management	Frantz Metellus
Business Entity	Rustik 77, LLC d/b/a Rustik Tavern
Foundation Date	2017
Specialty	Lunch, Dinner
Hours of Operation	Monday – Saturday: 11 am – 12 am Sunday: Closed Happy Hour: 4 pm – 7 pm
Square Footage	600 SF
E-Mail	TBD
Location	Building 77 Brooklyn Navy Yard

Organizational Structure

Rustik Tavern will be a Limited Liability Company incorporated in New York. The Company is led by founder Frantz Metellus, who will manage and direct the overall operations of the Company. In addition, the Company will be operated by a General Manager. Management will be supported by an expert support team of front of house and back of house staff. The projected organizational structure of the Company can be seen below:

Figure 23: Organizational Chart

Management Team Biographies

FRANTZ METELLUS

Frantz Metellus is a Brooklyn born entrepreneur, a member of the Brooklyn Chamber of Commerce, and a father of three. He has owned the Rustik Tavern, located in the Clinton Hill neighborhood of Brooklyn, since 2008. Mr. Metellus' objective for conceptualizing the restaurant was for the satisfaction of his neighbors. He believes in catering to the Brooklyn community and does so by maintaining partnerships with schools, nonprofit organizations, and relationships with local politicians to address the needs of the community.

Before becoming the neighborhood tavern's keeper, Frantz Metellus worked as an investigator for the New York City Human Resources Administration for four years after graduating from St. John's University in 1994. From 1999 to 2002, the Brooklynite attended Rutgers School of Law in Newark, which led him to practice in the areas of real estate and business transaction. Mr. Metellus' law office was located in Brooklyn to serve Brooklyn residents until 2010.

When the Brooklyn property owner isn't balancing the everyday demands of being a father and an entrepreneur, Frantz Metellus proudly volunteers as a coach for a community little league football team.

Key Hiring Needs

To operate and grow the business, Rustik Tavern will need to hire an expert support staff to ensure efficient and effective operations. Job descriptions for these team members can be seen below:

BACK OF HOUSE STAFF

Rustik Tavern's kitchen staff will be responsible for the cooking of the restaurant's menu items. Responsibilities include setting up and stocking stations with all necessary supplies, preparing and cooking food for service (e.g. chopping vegetables, butchering meat, or preparing sauces), and answering, reporting, and following the head chef's instructions. One of the kitchen staff will be a manager that will handle closing and opening operations. Further, a sous chef may be hired if the Company does well.

FRONT OF THE HOUSE STAFF

Rustik Tavern will hire front of the house team members to take patron orders at the cashier and assist the customer throughout the dining experience. The responsibilities of these team members will vary widely, from cashiering to receiving orders and customer service.

The following figure shows the detailed key hiring needs schedule based on level of priority and time to hiring:

Figure 24: Headcount Assumptions

	Year 1	Year 2	Year 3	Year 4	Year 5
Management Team					
Frantz Metellus	1	1	1	1	1
General Manager	2	2	2	2	2
Total Management Team	**3**	**3**	**3**	**3**	**3**
Support					
Front of House	6	6	6	6	6
Back of House	6	6	6	6	6
Total Support Team	**12**	**12**	**12**	**12**	**12**
Total Headcount	15	15	15	15	15

Figure 25: Salary Assumptions

	Year 1	Year 2	Year 3	Year 4	Year 5
Management Team					
Frantz Metellus	$50,000	$47,250	$49,613	$52,093	$54,698
General Manager	$50,000	$31,500	$33,075	$34,729	$36,465
Total Management Team	**$105,000**	**$110,250**	**$115,763**	**$121,551**	**$127,628**
Support					
Front of House	$18,000	$18,540	$19,096	$19,669	$20,259
Back of House	$18,000	$18,540	$19,096	$19,669	$20,259
Total Support Team	**$216,000**	**$222,480**	**$229,154**	**$236,029**	**$243,110**
Total Headcount	**15**	**15**	**15**	**15**	**15**
Total Headcount Compensation	**$321,000**	**$332,730**	**$344,917**	**$357,580**	**$370,738**
Payroll Taxes and Other Benefits	**$39,002**	**$40,427**	**$41,907**	**$43,446**	**$45,045**
Total Headcount Cost	$360,002	$373,157	$386,824	$401,026	$415,783

Daily Operations & Productions

Rustik Tavern will be opened 7 days a week for lunch and dinner necessitating multiple shifts. Schedules will be written by the general manager and posted every two weeks. The schedules will be written in a manner that allows management to increase or decrease hourly labor according to sales volume in order to maintain a consistent labor cost control.

The menu has been created in a manner to allow the preparation of many recipe ingredients to be done ahead of time (i.e. chopped and washed produce). Proper labeling and rotation techniques, accompanied by ample storage facilities will ensure that high quality prepared product will be sufficiently available to meet the demands during peak business hours. Replenishment and ongoing preparation will continue during off peak business hours.

Management will be responsible for ordering, receiving and maintaining sufficient inventory to meet production demands. Ordering schedules will be staggered with perishable products being ordered multiple times per week to preserve freshness. Standard grocery and supply orders will be ordered less often, according to a predetermined schedule and storage capacity.

Management will adopt the use of operational checklists to verify that each work shift has been properly prepared for and to ensure the operational standards are followed before, during, and after work shifts.

All orders will be entered into the POS system then printed at the line cooks station. Each order will be assigned an order number and tracked through the POS system.

Shift changes for all staff will entail cleanup, restocking, and preparation. All payments will be settled at the end of each shift. The closing shift will involve designated closing duties that will leave the restaurant clean and fully prepared for the next day opening crew.

SUPPLIERS

Management will establish relationships with qualified suppliers (vendors) that can provide reasonably priced product, delivered according to the schedule that benefits the restaurant. Alternate suppliers will be identified for use if the regular supplier cannot deliver the products needed.

MANAGEMENT CONTROLS

POS System: Careful evaluation and dutiful research will be used in the selection of a POS (point of sale) system that best meets the needs of Rustik Tavern. The POS system will be configured with requisition printing, a process which forces food and beverage items to be registered in the system before the items can be prepared. Requisition printing has proven to reduce costs by as much as 3-5%. The POS system will also be the control center to regulate the flow of service and item preparation. Built-in cash controls will help in tracking sales and receipts.

Time & Attendance System: The restaurant will use an automated time and attendance system.

Management will evaluate systems that are integrated into the POS system as well as standalone time clock systems. Hourly labor cost control and the ability to transfer information to our payroll processing will be key factors in system selection.

Scheduling System: Management will adopt a scheduling system that expedites the preparation of schedules, reflects anticipated labor budgets, and helps to regulate labor cost.

Operations Checklists: The restaurant will be managed with the use of various checklists. Consistent use of checklists will help to maintain quality control while ensuring that established procedures are followed. Checklists will be used by various personnel for customer service, purchasing, receiving, storage, preparation, cleaning, shift changes, opening and closings.

Weekly Inventory: Management will conduct a weekly inventory to determine valuation for use in the preparation of weekly profit and loss reports.

Daily Inventory Tracking: Daily inventory will be taken on specific items. Movement will be compared to sales data to ensure designated products have been properly accounted for.

Cash Audits: Management will conduct periodic cash audits for all cashier stations. Surprise shift audits are an effective tool to determine cashier under ringing.

Video Surveillance: Video surveillance will be in place to monitor activities and deter crime.

Safety Reviews: Periodic safety assessments will be performed to ensure that employees and guests are not exposed to dangerous or harmful conditions or actions.

Liability Reviews. Periodic assessments will also be done to evaluate the liability exposure of the restaurant. Food safety, employee relations, and guest treatment will be scrutinized from time to time.

ADMINISTRATIVE SYSTEMS

Daily Cash Control: Sales and receipts recorded by the POS system will be compared to actual cash and credit card deposits on a daily basis. Acceptable over/short amounts will be limited to $5.00 per day.

Cash, debit card and credit card receipts will be deposited in a deposit account that is kept separate from the general operating account. Transfers to the general operating account will be made as necessary. Separation of the two accounts is intended to aid in account reconciliation and cash flow management.

Prime Cost Report: The manager will prepare a report that shows the gross profit margin after cost of goods sold and labor cost has been deducted from the sales revenue. Proper control of the prime cost is the single most effective measure of management's ability to operate the restaurant. Weekly monitoring allows for quick reaction to adverse cost ratios.

Purchasing Records/Payables: A part-time bookkeeper will process and record invoices and credits daily. Reports detailing cash expenditures, payments by check, and accounts payable transactions will be readily available. Check disbursements will be prepared by the bookkeeper. Check signing authority for the general operating account will be the sole duty of the general manager.

Accounting System/Service: The general manager will be responsible for the timely preparation of monthly financial statements, including monthly Profit & Loss and Balance Sheet. To accomplish this task, Rustik Tavern will employ a bookkeeping service or CPA.

Payroll Processing: Payroll checks will be issued bi-weekly. The general manager will run reports from the time and attendance system, make necessary adjustments, and prepare for transfer to the payroll system. Payroll will be processed by a payroll processing service.

Operational Milestones

Rustik Tavern has identified the goals that the Company would like to accomplish in order to achieve long-term success. The following figure shows each of these operational milestones, as well as their deployment schedule.

Figure 26: Operational Milestones

Milestone	Deployment
Complete Strategic Business Plan	Q3 2017
Develop Business Model & Financial Assumptions	Q3 2017
Secure Capital Requirements	Q3 2017
Location Buildout	Q3 2017
Key Hiring Needs	Q3 2017
Marketing Campaign (Website, Social Media, Networking, etc.)	Q3 2017-Ongoing
Grand Opening	Q4 2017

FINANCIAL PLAN

Fund Uses

Rustik Tavern requires $300,000 in capital funding, to be allocated towards the location buildout, equipment, initial inventory, labor, training, consultant fees and other working capital.

Figure 27: Fund Uses

APPENDIX

Projected Income Statement Monthly

Revenue	**85,000.00**
Cost of Goods Sold	
Food Purchases	8,910.00
Beverage Purchases	7,215.00
Total Cost of Goods Sold	16,125.00
Gross Profit	68,875.00
Expenses	
Advertising & Promotion	1,000.00
Bank Services	250.00
Contributions	-
Depreciation	-
Payroll Expense	31,200.00
Fines/Fees	750.00
Insurance	1,650.00
Laundry Expense	750.00
Leased Equipment	2,000.00
Loan Repayment	4,500.00
Merchant Fees	1,800.00
Miscellaneous	1,000.00
Office Supplies	100.00
Payroll Tax	2,300.00
Payroll Fee	500.00
Professional Fees	500.00
Professional Cleaning (ie hood, sanitation, grease trap, oil removal)	400.00
Rent Expense	2,600.00
Repairs and Maintenance	500
Small Tools & Equipment Purchase	100.00
Taxes (Sales)	6,323.00
Travel and Entertainment	400.00
Utilities	4,400.00
Website Maintenance	500.00
Total Expenses	63,523.00
Net Income	**5,352.00**